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August 25, 2023	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Eric Atallah
Al Pavot
Daniel Crawford
Laura Crotty

Re:	Neumora Therapeutics, Inc.
Amendment No. 9 to Draft Registration Statement on Form S-1
Submitted August 9, 2023
CIK No. 0001885522

Ladies and Gentlemen:

On behalf of our client, Neumora Therapeutics, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted a draft registration statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on November 8, 2021 (the “Draft Submission”), which was amended by Amendment No. 1 to the Draft Submission confidentially submitted by the Company to the Commission on December 23, 2021 (“Submission No. 2”), Amendment No. 2 to the Draft Submission confidentially submitted by the Company to the Commission on February 11, 2022 (“Submission No. 3”), Amendment No. 3 to the Draft Submission confidentially submitted by the Company to the Commission on May 2, 2022 (“Submission No. 4”), Amendment No. 4 to the Draft Submission confidentially submitted by the

August 25, 2023

Company to the Commission on June 10, 2022 (“Submission No. 5”), Amendment No. 5 to the Draft Submission confidentially submitted by the Company to the Commission on September 2, 2022 (“Submission No. 6”), Amendment No. 6 to the Draft Submission confidentially submitted by the Company to the Commission on May 2, 2023 (“Submission No. 7”), Amendment No. 7 to the Draft Submission confidentially submitted by the Company to the Commission on June 30, 2023 (“Submission No. 8”), and Amendment No. 8 to the Draft Submission confidentially submitted by the Company to the Commission on August 9, 2023 (“Submission No. 9”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Submission No. 9 dated August 17, 2023 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

Amendment No. 9 to Draft Registration Statement on Form S-1 submitted August 9, 2023

Prospectus Summary

Overview, page 1

1.

We note your statements throughout the prospectus that several of your programs target novel mechanisms of actions that “have shown preclinical and clinical validation” by Neumora and other leading biopharmaceutical companies. Please revise your disclosure to explain what you mean by “validation” and provide support for each statement. Please also ensure that this disclosure does not imply that approval by the FDA or similar regulatory bodies is assured, as such determination is not within the control of the company.

Response: In response to the Staff’s comment, the Company has revised pages 2 and 116 of the Registration Statement.

* * *

August 25, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8216 or by email to Phillip.Stoup@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Phillip Stoup

Phillip Stoup

of LATHAM & WATKINS LLP

cc:	Henry O. Gosebruch, Neumora Therapeutics, Inc.
Paul L. Berns, Neumora Therapeutics, Inc.
Shayne Kennedy, Latham & Watkins LLP
Charles S. Kim, Cooley LLP
Kristin VanderPas, Cooley LLP
Dave Peinsipp, Cooley LLP
Denny Won, Cooley LLP